                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                                       OR


         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           COMMISSION FILE NO. 0-2525



    A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

     HUNTINGTON BANCSHARES INCORPORATED DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS


    B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                                Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS


                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                     Page
                                                                     ----

  Report of Independent Auditors                                       3

  Statements of Financial Condition -
    December 31, 2001 and 2000                                         4

  Statements of Income and Changes in Plan Equity -
    For the years ended December 31, 2001, 2000 and 1999               5

  Notes to Financial Statements                                        6

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the Plan) as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors at December 31, 2001 and 2000, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                               /s/  Ernst & Young LLP


Columbus, Ohio
March 28, 2002

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                        STATEMENTS OF FINANCIAL CONDITION



                                                                                         DECEMBER 31,
                                                                        -----------------------------------------
                                                                                  2001                  2000
-----------------------------------------------------------------------------------------------------------------

ASSETS
------

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 190,677 shares in
  2001 and 174,851 shares in 2000;
  Cost: $2,963,186 in 2001
  and $2,716,954 in 2000 (Note 4)                                               $3,277,738           $ 2,830,048

Accrued dividends and interest receivable                                           30,509                34,779

Cash and cash equivalents (Note 2)                                                     328                18,231
-----------------------------------------------------------------------------------------------------------------

   TOTAL ASSETS                                                                 $3,308,575           $ 2,883,058
=================================================================================================================


LIABILITIES AND PLAN EQUITY
---------------------------

Stock purchase payable                                                          $      ---           $    17,843

Plan equity                                                                      3,308,575             2,865,215
-----------------------------------------------------------------------------------------------------------------

   TOTAL LIABILITIES AND PLAN EQUITY                                            $3,308,575           $ 2,883,058
=================================================================================================================



See notes to financial statements.

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                                                  YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------------------------
                                                                       2001                  2000                  1999
                                                                --------------         --------------        -------------

Investment income:
   Cash dividends on Huntington
      Bancshares Incorporated
      Common Stock                                                 $  136,895            $   125,714           $  101,809
   Interest                                                               342                    450                  279
--------------------------------------------------------------------------------------------------------------------------
                                                                      137,237                126,164              102,088
--------------------------------------------------------------------------------------------------------------------------

Realized gains (losses) on investments (Note 4)                        16,104                   (928)              77,947

Unrealized appreciation (depreciation)
  of investments (Note 4)                                             201,458               (854,934)            (564,980)

Contributions                                                         203,400                421,800              374,734

Distributions                                                        (114,839)              (103,522)            (158,547)
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in Plan Equity                                443,360               (411,420)            (168,758)

Plan Equity - Beginning of period                                   2,865,215              3,276,635            3,445,393
--------------------------------------------------------------------------------------------------------------------------

Plan Equity - End of period                                        $3,308,575            $ 2,865,215           $3,276,635
==========================================================================================================================



See notes to financial statements.

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 2001


Note 1 - Summary of Accounting Policies
---------------------------------------

Description of the Plan
-----------------------

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the "Plan") was adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on April 25, 1991, to be effective on that date. The Plan was subsequently amended on May 17, 2000. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and the trust division of its wholly-owned subsidiary, The Huntington National Bank (the "Trustee"). The Plan was adopted to provide any Director of Huntington with the option to defer receipt of all or a portion of the cash compensation payable to him or her for services as a Director. Huntington transfers the amount of the cash compensation deferred by a Director pursuant to the Plan to a trust fund administered by the Trustee.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property which the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director, which reflects such Director's share of assets held in his or her account in the Plan. The assets in the Plan are subject to the claims of creditors of the corporation.

The Plan is administered by a committee of the Huntington Board of Directors (the "Committee") consisting of not fewer than three members. As of March 28, 2002, the members of the Committee were Don Conrad, Chairman, George A. Skestos, Lewis R. Smoot Sr., and Timothy P. Smucker. The members of the Committee are appointed annually by the Board of Directors of Huntington (the "Board") and serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director's account in the event such Director requests a hardship distribution.

Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.

Investments
-----------

As of December 31, 2001 and 2000, Plan assets were primarily invested in shares of common stock of Huntington ("Common Stock"). These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The cost of specific investments sold is used to compute realized gains and losses.

Distributions
-------------

Distributions in the form of Common Stock are reported at market value.

Income and Expenses
-------------------

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $2,000 for 2001, 2000 and 1999.


Note 2 - Cash Equivalents
-------------------------

The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Money Market Funds.


Note 3 - Federal Income Taxes
-----------------------------

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when Common Stock is purchased for a Director's account, or when dividends are paid to a Director's account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director.

Huntington is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Note 4 - Net Realized and Unrealized Appreciation of Investments
----------------------------------------------------------------

The following tables summarize the net realized and unrealized appreciation of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 2001:



---------------------------------------------------------------------------------------------------------------------
                                                                2001                  2000                   1999
---------------------------------------------------------------------------------------------------------------------

Aggregate proceeds                                          $   114,839           $   103,522             $  158,547
Aggregate cost                                                   98,735               104,450                 80,600
---------------------------------------------------------------------------------------------------------------------

Net realized gains (losses)                                 $    16,104           $      (928)            $   77,947
=====================================================================================================================


---------------------------------------------------------------------------------------------------------------------
                                                                 2001                 2000                    1999
---------------------------------------------------------------------------------------------------------------------

Market value                                                $ 3,277,738           $ 2,830,048             $3,249,220
Cost                                                          2,963,186             2,716,954              2,281,192
---------------------------------------------------------------------------------------------------------------------

Accumulated unrealized appreciation                         $   314,552           $   113,094             $  968,028
=====================================================================================================================

Change in accumulated unrealized
  appreciation between years                                $   201,458           $  (854,934)            $ (564,980)
=====================================================================================================================

                                   SIGNATURES
                                   ----------



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS




    Date: March 28, 2002                 By:  /s/ Richard A. Cheap
          ---------------------------        -----------------------------------
                                              Richard A. Cheap
                                              General Counsel and Secretary
                                              Huntington Bancshares Incorporated